UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HARRISON VICKERS AND WATERMAN INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

415569102

(CUSIP Number)

Roy G. Warren

Chief Executive Officer

Attitude Drinks Incorporated

712 U.S. Highway 1, Suite200

North Palm Beach, Florida 33408

(561) 227-2727

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 415569102	13D	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Attitude Drinks Incorporated
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 222,396,797
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 92,990,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,396,797
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 415569102	13D	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roy G. Warren
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 222,396,797
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 92,900,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,396,797
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 415569102	13D	Page 4 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Harrison Vickers and Waterman Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 712 U.S. Highway 1, Suite 200, North Palm Beach, Florida 33408.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed pursuant to a Joint Filing Agreement (which is incorporated by reference herein) by Attitude Drinks Incorporated (“ADI”) and Roy G. Warren (together with ADI, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is 712 U.S. Highway 1, Suite 200, North Palm Beach, Florida 33408. See Schedule A hereto for information regarding the additional persons listed thereon (Michael Edwards, H. John Buckman and Tommy Kee).

(c)	The principal business of ADI is a beverage brand development company with a current focus on the full commercialization of a pure milk recovery drink, exploiting recent scientific evidence confirming the benefits of milk and protein as an exercise recovery aid.

Mr. Warren’s principal occupation is serving as the Chairman, Chief Executive Officer and President of ADI and the Issuer.

See Schedule A hereto for information regarding the additional persons listed thereon.

(d)	Each Reporting Person and each person listed on Schedule A hereto has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Each Reporting Person and each person listed on Schedule A hereto has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ADI is incorporated in Delaware.

Mr. Warren is a United States citizen.

See Schedule A hereto for the citizenship of the additional persons listed thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

CUSIP No. 415569102	13D	Page 5 of 10 Pages

Item 4.	Purpose of the Transaction.

Purchase Agreement

On April 21, 2015, ADI, Alpha Capital Anstalt, a company organized under the laws of Liechtenstein (“Alpha”) and Tarpon Bay Partners LLC, a Florida limited liability company (“Tarpon Bay”), the three original shareholders of ADI’s majority owned subsidiary, Attitude Beer Holding Co, a Delaware corporation (“ABH”) entered into a Purchase Agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the terms of the Purchase Agreement, ADI, Alpha and Tarpon sold to the Issuer all of the outstanding shares of stock of ABH and ABH became a wholly owned subsidiary of the Issuer. In consideration for the sale of the shares of common stock of ABH, the Issuer issued: (i) to ADI, 51 shares of newly created Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred Stock”) and a seven year warrant (the “Warrants”) to purchase 5,000,000 shares of Common Stock, at an exercise price of $0.075 per share (subject to customary anti-dilution adjustment); (ii) to Alpha, a secured convertible note due April 20, 2017 (the “Secured Convertible Note”) in the principal amount of $1,619,375, a seven year warrant to purchase 1,295,500,000 shares of Common Stock at an exercise price of $0.0025 per share (subject to customary anti-dilution adjustment), and an additional investment right to purchase up to $3,750,000 in additional notes and corresponding warrants (the “Additional Investment Right Issued to Alpha”); and (iii) to Tarpon, a Secured Convertible Note in the principal amount of $554,791.67, a seven year warrant to purchase 443,833,333 shares of Common Stock at an exercise price of $0.0025 per share (subject to customary anti-dilution adjustment), and an additional investment right to purchase up to $1,250,000 in additional notes and corresponding warrants (the “Additional Investment Right Issued to Tarpon”).  In addition, ADI purchased 87,990,000 shares of Common Stock from HVW Holdings LLC at a price of $65,000, subject to the terms of a Purchase Agreement (the “Common Stock Purchase Agreement”). With the acquisition of these shares of Common Stock and the issuance of the Series B Preferred Stock, ADI became the beneficial owner of 86% of the Common Stock with the Series B Preferred Stock having voting rights equal to approximately 51% of the outstanding votes of all voting securities of the Issuer.

Exchange Agreement

Pursuant to the terms of an Exchange agreement, dated April 21, 2015, by and among ABH, ADI, Alpha and Tarpon, ABH and ADI, Alpha and Tarpon agreed to cancel ABH’s obligations under notes previously issued by ABH to Alpha and Tarpon and ABH and ADI agreed to guaranty the Secured Convertible Notes, and enter into the Pledge Agreement and Security Agreement described in this paragraph. As such, the two Secured Convertible Notes are collectively secured by a pledge of the 51 shares of Series B Preferred Stock that were issued to ADI, subject to the terms of a pledge agreement between ADI and the collateral agent on behalf of Alpha and Tarpon. In addition, ABH and ADI guaranteed payment of all amounts owed under the two Secured Convertible Notes, subject to the terms of a Guaranty executed by each of them with the collateral agent on behalf of Alpha and Tarpon. The Issuer and each of its subsidiaries also granted Alpha and Tarpon a security interest in substantially all of the assets of the Issuer, subject to the terms of a Security Agreements entered into by and among the Collateral Agent for Alpha and Tarpon and the Issuer and each subsidiary.

Series B Preferred Stock

A summary of material provisions of the shares of the Series B Preferred Stock issued to ADI as set forth in the Series B Preferred Stock Certificate of Designations is set forth below.

Designation, Amount and Par Value

The number of shares designated and authorized as Series B Preferred Stock is 51. Each share of Series B Preferred Stock has a par value of $0.0001 per share and a stated value of $1,000 per share (“Stated Value”).

Dividends

Except for distributions in the event of liquidation, the Series B Preferred Stock does not accrue dividends.

Conversion

At any time after the second anniversary of the issuance date of the Series B Preferred Stock, each share of Series B Preferred Stock is, at the option of the holder, convertible into 1,000 shares of Common Stock (the “Conversion Ratio”).

CUSIP No. 415569102	13D	Page 6 of 10 Pages

Liquidation

The Series B Preferred Stock ranks junior to all other series of the Issuer’s Preferred Stock and on parity with other capital stock of the Issuer that does not expressly provide it shall be senior or junior to the Series B Preferred Stock. In the event of a liquidation, dissolution or winding up of the Issuer, holders of Series B Preferred Stock are entitled to receive, after distribution to the holders of senior securities and prior to the distribution to holders of Common Stock or any other class of preferred stock ranking junior to the Series B Preferred Stock, the Stated Value (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like).

Anti-Dilution

 The Conversion Ratio is subject to adjustment if the Issuer effectuates a stock split or issues a dividend in Common Stock.

Voting

Each share of the Series B Preferred Stock has voting rights equal to (x) (i) 0.019607 multiplied by the aggregate total of: (A) the issued and outstanding shares of Common Stock eligible to vote at the time of the respective vote, plus (B) the number of votes which all other series or classes of securities other than the Series B Preferred Stock are entitled to cast together with the other holders of Common Stock at the time of the relevant vote divided by (ii) 0.49, minus (y) the numerator. The voting rights are subject to adjustment for any stock splits, stock dividends, reorganizations, recapitalizations and the like.

Negative Covenants

So long as any shares of Series B Preferred Stock are outstanding, without the affirmative vote of the holders of the Series B Preferred Stock, the Issuer cannot:

(i)	alter or change any provisions of the Certificate of Designations;
(ii)	amend its certificate of incorporation, bylaws or other charter documents to affect adversely any rights of the holders of the Series B Preferred Stock;
(iii)	issue any additional shares of Series B Preferred Stock;
(iv)	alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock;
(v)	increase the authorized or designated number of shares of Series B Preferred Stock; and
(vi)	enter into agreements with respect to the foregoing.

Warrants

As described above, the Warrants are exercisable for shares of Common Stock upon the payment in cash of the exercise price, and they are also exercisable on a cashless basis at any time there is no effective registration statement registering the shares of Common Stock underlying the Warrants. The exercise price of the Warrants is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholder. The exercise price of the Warrants is also subject to full ratchet price adjustment if the Issuer sells or grants any option to purchase, sell or re-price any Common Stock or Common Stock Equivalents (as defined therein) at an exercise price lower that the current exercise price of the Warrant with the exception for certain exempted issuance. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of the Common Stock, the sale, transfer or other disposition of all or substantially all of the Issuer’s properties or assets, the Issuer’s consolidation or merger with or into another person, the acquisition of more than 50% of the outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by the outstanding Common Stock, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction; provided that upon the occurrence of certain fundamental transactions, the holder can require the Issuer to purchase the Warrant for cash at a price equal to the higher of the Black Scholes Value of the unexercised portion of the Warrant or difference between the cash per share paid in the fundamental transaction and the exercise price per share.

CUSIP No. 415569102	13D	Page 7 of 10 Pages

Senior Convertible Notes

The Secured Convertible Note, dated April 21, 2015 issued to Alpha and Tarpon in the principal amount of $1,619,375 and $554,791.67, respectively mature on April 20, 2017, provide for interest on the outstanding principal amount compounded annually at the annual rate of 10% (subject to increase as set forth therein) payable on the first anniversary of the Original Issue Date and on the date of maturity. At any time after the Original Issue Date, the holders at their option, may convert the outstanding principal balance and accrued interest into shares of Common Stock. The conversion price for the principal and interest in connection with voluntary conversions by a holder of a note is equal to the lesser of (i) $0.0025, or (ii) 50% of the lowest Closing Price (as defined in the Secured Convertible Note) of the Common Stock for the 30 trading days preceding the conversion date, subject to adjustment as provided therein. Each Secured Convertible Note, for example, is subject to adjustment upon certain events such as stock splits and have full ratchet anti-dilution protections for issuance of securities by the Issuer at a price that is lower than the conversion price. Each Secured Convertible Note contains certain negative covenants, including prohibitions on incurrence of indebtedness, liens, charter amendments, dividends, redemption. The holder of the Secures Convertible Notes will not have the right to convert any portion of their Secured Convertible Note Warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. The two Secured Convertible Note are collectively collateralized by substantially all of the assets of the Issuer. ABH and ADI agreed to guaranty the Secured Convertible Notes and enter into the Pledge Agreement and Security Agreement as described above.

The descriptions in the Series B Preferred Stock, the Warrants, the Secured Convertible Note issued to Alpha, the Secured Convertible Note issued to Tarpon, the Additional Investment Right Issued to Alpha, the Additional Investment Right Issued to Tarpon, the Purchase Agreement, the Pledge Agreement, the Security Agreement, the Guaranty of ADI, the Exchange Agreement, and the Common Stock Purchase Agreement are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13, respectively, to this report and are incorporated by reference herein.

Members of the Board of Directors

On April 21, 2015, Mr. Warren was elected to serve as the Issuer’s Chairman of the Board, Chief Executive Officer and President.  As Chief Executive Officer, Mr. Warren will provide overall company leadership and strategy.  Mr. Warren also serves as the Chief Executive Officer and as a director of ADI. In addition, on April 21, 2015, the size of the Issuer’s Board was increased to three, and Conrad Huss and Isaac Onn were appointed to serve on the Issuer’s Board along with Mr. Warren.

On April 21, 2015, James Giordano resigned as the Issuer’s Chief Executive Officer and all other positions with the Issuer’s including as a director.

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 124,337,367 shares of Common Stock outstanding as of March 25, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

ADI is the beneficial owner of, and has the shared power to vote or direct the vote of an aggregate of 222,396,797 shares of Common Stock consisting of: (i) 87,990,000 shares of Common Stock; (ii) warrants to purchase 5,000,000 shares of Common Stock, which warrants are exercisable within 60 days: (iii) and 51 shares of Series B Preferred Stock, which equals the power to vote 129,406,797 shares of Common Stock.

CUSIP No. 415569102	13D	Page 8 of 10 Pages

ADI is the beneficial owner of, and has the shared power to dispose or direct the disposition of an aggregate of 92,990,000 shares of Common Stock consisting of: (i) 87,990,000 shares of Common Stock; and (ii) warrants to purchase 5,000,000 shares of Common Stock, which warrants are exercisable within 60 days.

Mr. Warren is deemed to share voting and dispositive power over these securities with ADI due to his ownership of ADI securities, which represents approximately 51% of the voting power of ADI, and due to his position as the Chairman, Chief Executive Officer and President of ADI.

ADI and Mr. Warren each are deemed to be the beneficial owner of, and have sole power to vote or direct the vote and to dispose or direct the disposition of zero shares.

Other than as set forth in this Item 5, the persons listed on Schedule A hereto are deemed to beneficially own zero shares of Common Stock.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 124,337,367 shares of Common Stock outstanding as of March 25, 2015, as described above) are as follows:

(a)	Number of shares of Common Stock beneficially owned:		Percent of class of Common Stock:
	222,4396,797		86%

(b)	Number of shares of Common Stock as to which the Reporting Persons have:

	(i) Sole power to vote or to direct the vote:	0

	(ii) Shared power to vote or to direct the vote:	222,396,797*

	(iii) Sole power to dispose or to direct the disposition of:	0

	(iv) Shared power to dispose or to direct the disposition of:	92,990,000

(c) See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

___________

* Each share of the Series B Preferred Stock has voting rights equal to (x) (i) 0.019607 multiplied by the aggregate total of: (A) the issued and outstanding shares of Common Stock eligible to vote at the time of the respective vote, plus (B) the number of votes which all other series or classes of securities other that the Series B Preferred Stock are entitled to cast together with the other holders of Common Stock at the time of the relevant vote divided by (ii) 0.49, minus (y) the numerator. The voting rights are subject to adjustment for any stock splits, stock dividends, reorganizations, recapitalizations and the like.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

CUSIP No. 415569102	13D	Page 9 of 10 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2:	Certificate of Designations of Series B Convertible Preferred Stock of Harrison Vickers and Waterman Inc. (incorporated by reference to Exhibit 4.1 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 3:	Warrant issued to Attitude Drinks, Inc. (incorporated by reference to Exhibit 4.2 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 4:	Secured Convertible Note due 2017 issued to Alpha Capital Anstalt (incorporated by reference to Exhibit 4.3 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 5:	Secured Convertible Note due 2017 issued to Tarpon Bay Partners LLC (incorporated by reference to Exhibit 4.4 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 6:	Additional Investment Right issued to Alpha Capital Anstalt (incorporated by reference to Exhibit 4.5 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 7:	Additional Investment Right issued to Tarpon Bay Partners LLC (incorporated by reference to Exhibit 4.5 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 8:	Asset Purchase Agreement dated as of April 21, 2015 between Harrison Vickers and Waterman Inc., and Attitude Drinks, Inc., Alpha Capital Anstalt and Tarpon Bay Partners LLC (incorporated by reference to Exhibit 10.1 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 9:	Pledge Agreement dated as of April 21, 2015 by and between Attitude Drinks, Inc. and Tarpon Bay Partners LLC as collateral agent on behalf Alpha Capital Anstalt and Tarpon Bay Partners LLC (incorporated by reference to Exhibit 10.2 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 10:	Security Agreement dated as of April 21, 2015 among Harrison Vickers and Waterman Inc., each subsidiary of Harrison Vickers and Waterman Inc. and Tarpon Bay Partners LLC as collateral agent (incorporated by reference to Exhibit 10.3 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 11:	Guaranty dated as of April 21, 2015 entered into by Attitude Drinks, Inc., for the benefit of Alpha Capital Anstalt and Tarpon Bay Partners LLC (incorporated by reference to Exhibit 10.5 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 12:	Exchange Agreement dated as of April 21, 2015 by and among Attitude Beer Holding Co, Attitude Drinks, Inc. and Alpha Capital Anstalt and Tarpon Bay Partners LLC (incorporated by reference to Exhibit 10.6 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Exhibit 13:	Purchase Agreement dated as of April 21, 2015 between HVW Holdings LLC and Attitude Drinks, Inc. (incorporated by reference to Exhibit 10.7 of ADI’s Current Report on Form 8-K filed April 27, 2015)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 415569102	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2015

Attitude Drinks Incorporated

By:	/s/ Roy G. Warren
Name: Roy G. Warren Title: Chief Executive Officer

/s/ Roy G. Warren
Roy G. Warren

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
4/21/2015	Purchased 87,990,000 shares of Common Stock	*
4/21/2015	Acquired Warrants to purchase 5,000,000 shares of Common Stock	*
4/21/2015	Acquired 51 shares of Series B Preferred Stock	*

_____________

*As described in this Schedule 13D, on April 21, 2015, ADI purchased 87,990,000 shares of Common Stock for $65,000. In addition, as consideration for the sale of ABH, ADI acquired: (i) warrants to purchase 5,000,000 shares of Common Stock at an exercise price of $0.075 per share; and (ii) 51 shares of Series B Preferred Stock.

Schedule A

ATTITUDE DRINKS INC.

712 U.S. Highway 1, Suite 200

North Palm Beach, Florida 33408

Controlling Persons, Directors and Executive Officers of Attitude Drinks Incorporated, a Delaware corporation:

Name	Title
Roy Warren	Chairman, Chief Executive Officer and President
Michael Edwards	Director
H. John Buckman	Director
Tommy Kee	Chief Financial Officer

Roy G. Warren

c/o Attitude Drinks Incorporated

712 U.S. Highway 1, Suite 200

North Palm Beach, Florida 33408

Mr. Warren’s principal occupation is serving as the Chairman, Chief Executive Officer and President of Attitude Drinks Incorporated and Harrison Vickers and Waterman Inc. (the “Issuer”).

Other than as listed in this Schedule 13D, Mr. Warren does not beneficially own any shares of the Issuer’s Common Stock. Mr. Warren is a United States citizen.

Michael Edwards

c/o Attitude Drinks Incorporated

712 U.S. Highway 1, Suite 200

North Palm Beach, Florida 33408

Mr. Edwards’ principal occupation is serving as the sole proprietor of a chain of automobile car washes in Martin County, Florida. Mr. Edwards does not beneficially own any shares of the Issuer’s Common Stock.

Mr. Edwards is a United States citizen.

H. John buckman

c/o Attitude Drinks Incorporated

712 U.S. Highway 1, Suite 200

North Palm Beach, Florida 33408

Mr. Buckman’s principal occupation is serving as the principal and majority shareholder of Buckman, Buckman and Reid, a licensed broker-dealer co-founded by Mr. Buckman in 1988.

Mr. Buckman does not beneficially own any shares of the Issuer’s Common Stock. Mr. Buckman is a United States citizen.

TOMMY KEE

c/o Attitude Drinks Incorporated

712 U.S. Highway 1, Suite 200

North Palm Beach, Florida 33408

Mr. Kee’s principal occupation is serving as Chief Financial Officer of Attitude Drinks Incorporated.

Mr. Kee does not beneficially own any shares of the Issuer’s Common Stock. Mr. Kee is a United States citizen.

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 4th day of May, 2015, between Attitude Drinks Incorporated and Roy G. Warren (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	The Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Harrison Vickers and Waterman Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Attitude Drinks Incorporated

By:	/s/ Roy G. Warren
Name: Roy G. Warren Title: Chief Executive Officer

/s/ Roy G. Warren
Roy G. Warren